Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

microsurgeonbot Inc.
2355 Westwood Blvd., Suite 961
Los Angeles, CA 90064
http://msb.ai

Up to $1,069,999.04 in Class B Non-voting Shares at $1.36
Minimum Target Amount: $9,998.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: microsurgeonbot Inc.
Address: 2355 Westwood Blvd., Suite 961, Los Angeles, CA 90064
State of Incorporation: DE
Date Incorporated: May 22, 2017

Terms:

Equity

Offering Minimum: $9,998.72 | 7,352 shares of Class B Non-voting Shares
Offering Maximum: $1,069,999.04 | 786,764 shares of Class B Non-voting Shares
Type of Security Offered: Class B Non-voting Shares
Purchase Price of Security Offered: $1.36
Minimum Investment Amount (per investor): $198.56

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Perks*

- If you invest over $1,000 you will receive 5% bonus shares.
- If you invest over $2,500 you will receive 10% bonus shares and officially sign up to become one of the first commercial GURU customers, with a $250 credit for your first use when GURU goes live.
- If you invest over $5,000 you will receive 15% bonus shares.
- If you invest over $10,000 you will receive 20% bonus shares, an early preview of GURU as we prepare to release to pilot customers, and invitation to participate in an online stakeholder design review web-conference.

**all Perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Microsurgeonbot Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-voting Stock at $1.36 / share, you will receive 110 Class B Non-voting Shares, meaning you'll own 110 shares for $136. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

MSBAI is an early-stage startup in Los Angeles California. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant augments team member abilities, in a manner expected to produce immense competitive advantages. Developing internal AI capabilities is an extremely costly investment that a large percentage of industry is already behind on, and we expect GURU adopters to achieve short term cost advantage, plus the long term capability advantage.

Competitors and Industry

There is presently no engineering AI assistant to the best of our knowledge. We are presently focusing on two verticals: A) Computer Aided Engineering, and B) Energy Efficiency & management. The way companies currently work in these areas is by 1) using software tools and contractors that specialize in them, and rent computer time from a cloud service provider or purchase computers to do computation 'on-prem' 2) contracting to Energy Service Companies (ESCOs) as well as purchasing metering & IOT devices and specialized software to provide individual solutions. See this list for instance: https://www.energy.gov/eere/downloads/department-energy-qualified-list-energy-service-companies In both the case of 1) and 2) there are many companies, particularly small & medium enterprise businesses in product development and manufacturing (SMEs), who rarely use these services and tools because of the expertise-barrier and expense. Companies that do use them usually encounter strong limitations in productivity due to the number of these sorts of tasks their own employees can perform, and the expense of hiring contractors. GURU enables non-experts to use CAE tools from companies like ANSYS, Siemens, and several other specialized software companies and to deploy them to cloud services from companies like AWS, Google Cloud, and several other providers. GURU also enables non-experts to perform their own energy audits and generate recommendations, and to connect to third party metering and IOT devices for dynamic data from the plant. In each of these example application areas, there are strong unmet needs in the industry - and the vendors are making a fraction of the sales they could be - as a consequence of a pervasive expertise-barrier. The expertise-barrier results in individual companies being prohibited to use all the best engineering tools or to save energy in their industrial operations - and the vendors of the tools and services are harmed by not being able to make more sales. For this reason, our opinion informed by interviews with prospective tool and cloud vendors is that a large percentage of companies already operating in these verticals will become our channel-partners, rather than our competitors. We are enabling companies that don't use their software and cloud platforms to be able to (and companies that already do, to do more of it) and when our customers run a GURU job, the other vendors will receive a fee if their software or service is used in that job. So, we are bringing them business they would otherwise not receive. (GURU is like an Amazon for engineering in this way). The following resources provide evidence of the expertise-barrier, and its negative effect on industry: http://www2.itif.org/2016-high-performance-computing.pdf https://www.sbir.gov/sbirsearch/detail/1308577
https://ntrs.nasa.gov/archive/nasa/casi.ntrs.nasa.gov/20140003093.pdf
https://www.ipcc.ch/sr15/chapter/summary-for-policy-makers/
https://www.eia.gov/todayinenergy/detail.php?id=8110
https://www.energy.gov/sites/prod/files/2017/01/f34/2017%20US%20Energy%20and%20Jobs%20Report_0.pd
https://www.energy.ca.gov/renewables/tracking_progress/documents/energy_efficiency.pdf

Current Stage and Roadmap

MSBAI has closed $1.8 million in customer pilot business, with another $3-10 million in the pipeline expected to close by the end of 2021.

We develop a 'Universal Interface for Simulation' called GURU — a cognitive AI assistant that enables untrained users to run specialized simulation software. GURU is an 'AI layer' between human and computer, and will become a new commercial solution to enabling engineers to begin using a broad range of powerful simulation software like never before.

We began 2020 as one of ten companies selected for the Air Force accelerator powered by Techstars and completed this prestigious and valuable program in Boston from Feb-May 2020. The original business opportunity we knew existed on the commercial side was supplemented with incredible use cases we discovered across multiple DoD organizations.

The Air Force accelerator introduced us to a broad spectrum of stakeholders who have urgent needs for GURU, and the momentum we have gained there is very exciting. Our published revenue target for 2020 was $500k, and in December 2020 we won an Air Force / Missile Defense Agency contract that brought our new business achieved before the end of the year to $800k.

A critical aspect of our business is that GURU makes it easy for more customers to take advantage of existing sophisticated simulation software, as well as the High Performance Computing systems to run them (both commercial cloud systems, as well as government supercomputers). In this program we are training GURU to run SAIC's 'AVATAR' software, and we have recently been partnering with an increasing number of simulation software vendors to train GURU to run an increasing number of packages (this is exactly the way our business will scale).

We are a key player in the digital transformation of the Air Force. A key part of this transformation is a required scale up of the utilization of engineering simulation software, at a level that is unprecedented in human history — and industry is following their lead. There are only single digit percentages of engineers who have the training needed to perform these simulations so the only way this scale up can be achieved is by using new autonomous systems to absolutely minimize the human burden. That's where GURU comes in — our timing could not be more perfect. Evidence of this fact is our latest win of a new $1 million contract from the Air Force, where GURU has been selected as one of few new solutions the Air Force will depend on to achieve their digital transformation.

Based on our technical proposal, we were invited to Air Force Digital Engineering Pitch Day. We were recently notified that based on our proposal, and our pitch, that the Air Force selected and funded us for that project. The follow on business from the contracts we have already won gives us confidence we can hit our projections, but we have additional opportunities both on the government side and commercial side that make our potential even more exciting.

We are in the pilot mode of our go-to-market phase where we focus on a small number of deployments for high paying pilot customers. We expect to graduate from this mode in two years or less, to our Software as a Service (SaaS) go-to-market phase where, as a result of the increases in sophistication we have built into the platform during the pilots, we will have something that is scalable. The distinction between the two phases is that we need to mature the system before it will be ready for a very large number of users to purchase license access to and purchase from it on a regular basis (like an 'amazon for engineering'), and we are conducting that maturation now - with the funding from these pilots. The revenue we've captured now, and the revenue we're projecting for end of year and 2022 is predominantly pilot contract revenue, we will plan to continue to grow by crossing over to SaaS in 2022 and scaling it up and providing access of GURU to a much broader number of users.

The Team

Officers and Directors

Name: Allan Grosvenor

Allan Grosvenor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 22, 2017 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, and acting as the main point of communication between the board of directors and corporate operations.

- **Position:** CFO
  Dates of Service: December 07, 2017 - Present

Responsibilities: Managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting.

- **Position:** Director
  Dates of Service: May 21, 2017 - Present
  Responsibilities: determining and implementing policies and making decisions. preparing and filing statutory documents with the Companies Office or other agencies. calling meetings, including an annual meeting of shareholders. maintaining and keeping records.

Other business experience in the past three years:

- **Employer:** Masten Space Systems
  Title: Aerodynamics Lead, Senior Engineer
  Dates of Service: January 28, 2014 - Present
  Responsibilities: Leading aerodynamics activities

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity offerings should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited

investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the enterprise engineering software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational GURU, the ultimate engineering AI assistant, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only demonstrated prototypes for our GURU engineering AI assistant. Delays or cost overruns in the development of our GURU engineering AI assistant and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in completing commercial platform development, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
microsurgeonbot Inc. (dba msbai) was formed on May 22, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. microsurgeonbot Inc. (dba msbai) has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that GURU, the ultimate engineering AI assistant is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the

economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on microsurgeonbot Inc. (dba msbai) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on microsurgeonbot Inc. (dba msbai) could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Allan Grosvenor	2,000,000	Common Stock	43.38

The Company's Securities

The Company has authorized Common Stock, Class B Non-voting Shares, Convertible Note, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 786,764 of Class B Non-voting Shares.

Common Stock

The amount of security authorized is 9,000,000 with a total of 4,400,000 outstanding.

Voting Rights

The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Subsequent to the Reg CF Offering, 386,629 shares of common stock were sold to Techstars

Class B Non-voting Shares

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-voting Shares.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Convertible Note

The security will convert into Shares sold and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: October 14, 2022
Interest Rate: 5.0%
Discount Rate: 80.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: In the event that the company issues or sells shares prior to the repayment in full of this note

Material Rights

Sale of the Company. Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company calculated on a fully diluted basis (assuming conversion of all convertible securities and exercise of all outstanding options, warrants, phantom stock, stock appreciation rights, and other rights to acquire capital stock of the Company, including any shares reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding shares issuable upon the conversion of the Note(s) or any other current or future convertible debt or equity instruments issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) being converted or deemed to be converted in connection with the Sale of the Company).

Conversion at Network Launch. If the Company or a Nominated Entity proposes to sell, issue, sponsor, create, distribute, mine, or reserve any Tokens on or after a Network Launch, it shall give the

Holder not less than three months' written notice of its intentions via electronic mail to the email address provided on the signature page hereto, describing the Tokens and the terms and conditions upon which the Company proposes to issue the same. Upon the occurrence of a Network Launch, the Holder will have the right (but not the obligation) to convert all outstanding principal and unpaid accrued interest hereunder into Tokens issued by the Company in such Network Launch at a price per Token equal to 80% of the lowest price paid by third-party purchasers thereof. In connection with and prior to the conversion contemplated by this Section 2(c), the Holder will provide to the Company or to the Nominated Entity, as applicable, a network address and other information necessary to facilitate receipt of the Tokens. The Company shall not be required to transfer Tokens to the Holder in a Network Launch if such a transfer would cause the Company to be in violation of applicable securities, commodities, or Anti-Money Laundering Laws by virtue of such proposed or actual transfer. If the Company elects to operate the Network Launch using a Nominated Entity, it will inform the Purchaser in writing, and the performance by the Nominated Entity of the obligations of the Company under this Agreement will duly discharge the obligations of the Company to the Purchaser. The issuance of Tokens pursuant to conversion of this Note shall be upon and subject to the same terms and conditions applicable to Tokens sold in connection with the Network Launch. At the option of the Holder, the Holder will receive all of the benefits afforded to other purchasers acquiring the same number of Tokens in a Network Launch.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $8,000,000.00
Conversion Trigger: This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash- Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2020, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $40.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: This made the cofounder Restricted Stock Purchase Agreement official.
  Date: August 22, 2017
  Offering exemption relied upon: Rule 144, Regulation A

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4.00
  Number of Securities Sold: 400,000
  Use of proceeds: Equity for our advisors
  Date: December 31, 2018
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 386,629
  Use of proceeds: Operations of the business
  Date: February 14, 2020
  Offering exemption relied upon: Reg D

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Business Operations
  Date: February 14, 2020
  Offering exemption relied upon: Reg D

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Business Operations
  Date: October 14, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ

materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The company is still in the development stage and generated $50,000 in revenues in 2020 compared to none in 2019 when it was still pre-revenue. The $50,000 in sales were contracts from the US Department of Defense.

Cost of revenue

The company did incur a cost of developing the software paid to programmers, engineers and contractors. The cost of revenue increased from $13,433 in 2019 to $72,000 in 2020. The increase in cost of goods sold was due to an increase in labor.

Marketing and sales went up $14,246 in 2019 to $17,973 in 2020. The increase in marketing expenses was to bring awareness to our product in the marketplace. The Company marketing strategy involved selling pre-paid commercial pilot projects, followed by channel partner vendor collaboration, and direct sales, which led to eventually achieving an online marketplace.

General and administrative expenses increased from $24,139 in 2019 to $213,590 in 2020. The spike in general and administrative was mainly due to an increase in contract labor from $1,963.95 in 2019 to $71,505.50 in 2020 and an increase in legal fees from $22,134.10 in 2019 to $44,675.42 in 2020. The increase was due to the company CEO Allan Grosvenor becoming full time with the company.

The Company also incurred development costs in the amount of $123,596 in 2020.

The company's total operating expenses went from $38,385 in 2019 to $377,159 in 2020 due to the company spending to grow and develop. The increased expenses in 2020 led to a net loss of $377,159, in 2020 compared to a loss of $51,818 in 2019.

Historical results and cash flows:

The Company had an accumulated deficit of $474,492 and cash in the amount of $19,692 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went up to $359,424 from $51,553 in 2019. The increase in cash used in operating activities in 2020 was mainly due to a higher net loss.

Financing Activities

As of December 31, 2020, cash provided from financing activities went up from $65,274 in 2019 to $364,549 in 2020. The increase in cash used in financing activities in 2020 was mainly due to proceeds from the issuance of additional shares to crowdfunding investors.

The Company's management is positive about the Company's prospects and believes that the Company will be able to generate enough revenues to sustain itself and eventually start being profitable in the near future. On December 16, 2020, the Company was selected and awarded a contract from the US Department of Defense for research and analytical work. The Company expects to continue to grow, expand and attract similar contracts in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company does not have any existing line of credit and is fully supported by the founders making advances from time to time to support operations and from the money raised through crowdfunding. The Company has zero cash in the bank as of today and is currently awaiting $250,000 from the Air Force for work completed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical (i.e, we're not on startengine just for fun). We also have customer revenue. Running a technology startup company is expensive and you just need to look at the labor costs to understand that.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As for the percentage of funds the company has that come from StartEngine, this is constantly changing as we sell more contracts. For example, up until about a month ago, we had one active DoD contract. We have since then won another contract - and there are several more similar contracts in our pipeline. So obviously the dependence we have on StartEngine is decreasing as our business success continues to improve.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum then we are entirely dependent on the customer revenue. Presently we have two DoD contracts that enable us to operate for 24 months.

How long will you be able to operate the company if you raise your maximum funding goal?

6 months if we solely depend on the maximum. As stated previously, presently we have two DoD contracts that enable us to operate for 24 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect to sell additional pilot contracts by the end of the year. We are also planning a Series A fundraise for late this year or the beginning of 2022.

Indebtedness

- **Creditor:** Acharya Enterprises, LLC
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of

$10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2020, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,984,000.00

Valuation Details:

Valuation Disclaimer

In early 2021, Martin Conlon, co-founder of MSBAI, decided to leave the company due to time constraints and agreed to reduce his ownership stake in the Company from 20% of the 10 million total shares to 1% of the 10 million total shares Company. Martin's shares were on a vesting schedule and had not vested, so the shares were effectively returned to the Company. The pre-money valuation is based on circumstances as of January 2019 (date of launch on StartEngine) and does not include shares that were returned to the Company after Martin's departure.

Valuation Basis

Bottom up TAM from experience in target areas, experience selling engineering enterprise software, advisors' experience in these business areas, calculated value we bring to underserved market, status of prototype system, projected 5&10 yr sales.

Assumptions:

We are raising $1-2MM now in a combination of equity crowdfunding, and angel/VC investments. Based on our experience in selling enterprise engineering software, our market research on the need for High Performance Computing adoption, the Energy Efficiency and Computer Aided Engineering market sizes, and the new entrants we have assessed we can bring into the market: Our five year Total Addressable Market is $1BN, and for the subsequent five years it grows to $20BN. In the first five years we are establishing the GURU platform so that we can increase the number of agents we can serve from low single digits with first pilot customers in 2019, to hundreds by 2023. By then we will have brought in more investment to continue scaling up and prepare to extend our reach into adjacent markets. For the earliest deployments we have identified most immediate pain points in CAE such as geometry repair and processing, and most commonly needed engineering analysis. In EE we will first focus on level one plant audits and energy efficiency recommendations. We will expand to enable connecting metering and IoT devices so the user begins to use GURU on a daily basis, and runs scenarios to further improve the plant more often. GURU capabilities in energy will expand into management. It will become more and more common for industrial plants to have to utilize power from combined sources of utilities and micro-grids, and adapt to demand-response scenarios. Users will come to expect GURU to enable them to communicate throughout their organizations at a systems-level in the CAE scenario (e.g., designing an airplane: interface control of everything from fuselage bulkheads to electrical circuits and APU's generating power and every device drawing power

from fans to electronics will be book-kept by GURU). GURU will expand into manufacturing - for instance determining optimal settings for a new part being additively manufactured. In EE - expanding to Energy Efficiency and Management, an entire industrial plant will be book-kept by GURU, such that a living documentation exists that can be easily interrogated by workers at the plant. Today, it is common for the documents on an industrial plant to be lost and only a small number of plant workers to understand enough about the way the entire plant is configured and run to be able to operate it. When these people leave it poses massive problems, and GURU provides a powerful new way to centralize the knowledge in a manner that builds and retains it and provides it to the workers understanding of how the plant is operating, with powerful control of dynamic utilization of multiple power sources and dynamic capabilities to modify power draw schedules in plant operations to maximize savings while maintaining productivity. GURU will subsequently graduate from being a product focused on enabling small companies currently disadvantaged by expertise-barriers, to also offering powerful capabilities that large companies also strongly need - solving for instance, a common siloed-communication problem that exists in many larger organizations that results in costly unpredicted system integration problems.
These increases in capabilities will result in customers using GURU on a regular basis, and our subsequent ability to sell more subscriptions, ultimately with tiered levels - we will be able to increase our average equivalent annual subscription price to $20,000. We provide breakdowns below bases on assumptions that the first customers will use GURU on a pay-as-you go basis in the beginning, and our ability to sell more annual subscriptions will grow as we achieve the milestones outlined above. Additional details of these projections are provided in our deck and business model spreadsheet.

Annual Recurring Revenue (ARR) Projections to 2023:

2020 ARR

EE Users = 3 per month
Jobs per user = 0.5 per month
$500 each
(=$9,000)

CAE Users = 14 per month
Jobs per user = 4 per month
$300 each
(=$201,600)

EE Annual Subscriptions = 6
CAE Annual Subscriptions = 24
$10,000 each
(=$300,000)

Total ARR = $500k

Notes: First pilot customers will subscribe to the GURU platform by end of 2019. Number of agents (meaning number of tasks GURU can perform) will be limited in the beginning. GURU platform developments focus on elements that enable us to accelerate deployment of additional agents/capabilities - which results in increased sales of number of discrete 'jobs' (execution of a given engineering workflow). In the beginning, users will likely purchase GURU on a per-job basis much more than annual subscriptions, and predominant customers will be small companies.

2021 ARR

EE Users = 15 per month
Jobs per user = 3 per month
$500 each
(=$270,000)

CAE Users = 59 per month
Jobs per user = 4 per month
$300 each
(=$849,600)

EE Annual Subscriptions = 120
CAE Annual Subscriptions = 96
$10,000 each
(=$2,160,000)

Total ARR = $3MM
Notes: Larger number of agents available on the GURU platform will increase sales to more customers, and customers will run multiple jobs per month. Subscription sales will increase. GURU will be an enabler for small companies, and begin to attract more business from large companies as well.

2023 ARR

EE + CAE Annual Subscriptions = 25,000
(Estimate based on equivalent annual subscription sales to 10% of # SME's in the US identified as performing engineering & manufacturing who could be using HPC based on market analysis: http://www2.itif.org/2016-high-performance-computing.pdf)
$20,000 each
Total ARR = $500MM
Notes: Achieving hundreds of capabilities/agents, multiple tiers of subscriptions will be available and we will be selling average equivalent subscriptions at $20,000 to small, medium and large companies.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  94.0%
  These proceeds will be devoted to pay personnel performing software development duties. These funds will be used for other team members than the cofounders.

If we raise the over allotment amount of $1,069,999.04, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Company Employment*
  74.0%
  These proceeds will be devoted to pay personnel performing software development duties. Allan Grosvenor (cofounder and CEO) will be included. Payment of personnel is coming from our total fundraising effort, of which this equity crowdfunding campaign is a part. We estimate approximately as much as half of the funds raised under this category will support Allan

Grosvenor's role.

- *Operations*
  10.0%
  A portion of these funds will be used for company operations. We are running a lean operation and the operations expenses are related to equipment like computer hardware and cloud service accounts, plus accounting and legal services.

- *Marketing*
  10.0%
  A portion of the funds will be applied to marketing expenses. Website development and other online marketing will be included.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://msb.ai (https://microsurgeonbot.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/msbai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
microsurgeonbot Inc.

[See attached]

MICROSURGEONBOT INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Microsurgeonbot Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Microsurgeonbot Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 20, 2021
Los Angeles, California

MICROSURGEONBOT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	19,692	$	14,566
Total current assets		**19,692**		**14,566**
Total assets	**$**	**19,692**	**$**	**14,566**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	18,000	$	265
Total current liabilities		**18,000**		**265**
Convertible note- SAFEs		10,000		9,979
Total liabilities		**28,000**		**10,244**
STOCKHOLDERS' EQUITY				
Common Stock		41		61
Class B Non-Voting		2		
Additional Paid in Capital		536,252		108,995
Equity issuance costs		(70,112)		(7,401)
Retained earnings/(Accumulated Deficit)		(474,492)		(97,333)
Total stockholders' equity		**(8,308)**		**4,322**
Total liabilities and stockholders' equity	**$**	**19,692**	**$**	**14,566**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 50,000	$ -
Cost of service	72,000	13,433
Gross profit	(22,000)	(13,433)
Operating expenses		
General and administrative	213,590	24,139
Sales and marketing	17,973	14,246
Research and development	123,596	-
Total operating expenses	355,159	38,385
Operating income/(loss)	(377,159)	(51,818)
Interest expense	-	-
Income/(Loss) before provision for income taxes	(377,159)	(51,818)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (377,159)**	**$ (51,818)**

See accompanying notes to financial statements.

MICROSUROGEONBOT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Class A Shares	Common Stock Class A Amount	Non Voting Class B Common Stock Shares	Non Voting Class B Common Stock Amount	Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2018	**4,000,000**	**$ 40**	**-**	**$ -**	**$ 46,320**	**$ -**	**$ (45,515)**	**$ 845**
Contribution	-	-	-	-	-	-	-	-
Issuance of shares	2,000,000	20	46,848		62,675			**62,695**
Net income/(loss)	-	-	-	-	-	-	(51,818)	**(51,818)**
Issuance of shares	-	-	-	0	-	(7,401)	-	**(7,401)**
Balance—December 31, 2019	**6,000,000**	**$ 60**	**46,848**	**$ 0**	**$ 108,995**	**$ (7,401)**	**$ (97,333)**	**4,322**
Net income/(loss)	-	-	-	-	-	-	(377,159)	**(377,159)**
Issuance of shares - StartEngine Raise	-	-	186,608	2	307,259	(62,710)	-	**244,550**
Issuance of shares - Techstars Raise	276,604	3			119,997			**119,998**
Co-founder share forfeiture	(1,900,000)	(19)	-	-	-	-	-	**(19)**
Balance—December 31, 2020	**4,376,604**	**$ 44**	**233,456**	**$ 2**	**$ 536,252**	**$ (70,112)**	**$ (474,492)**	**$ (8,308)**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (377,159)	$ (51,818)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable	17,735	265
Net cash provided/(used) by operating activities	**(359,424)**	**(51,553)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Convertible note-SAFEs	21	9,979
Equity issuance costs	(62,710)	(7,401)
Proceeds from issuance of common shares	427,239	62,696
Net cash provided/(used) by financing activities	**364,549**	**65,274**
Change in cash	5,126	13,721
Cash, cash equivalents, and restricted cash—beginning of year	14,566	845
Cash, cash equivalents, and restricted cash—end of year	**$ 19,692**	**$ 14,566**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Microsurgeonbot Inc., was incorporated on May 22, 2017 ("Inception") in the State of Delaware The financial statements of Microsurgeonbot Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Microsurgeonbot Inc., is an early-stage startup. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant will enable individuals to perform an array of expert tasks — served by specialist capability 'agents' which will increase their competitiveness, and make a radical scaling up of the implementation of energy efficiency measures more feasible.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Income Taxes

Microsurgeonbot Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earn revenues from its software subscription.

On December 16, 2020, the Company was selected and awarded a contract from the US department of Defense in the amount of $750,000 for research and analytical work. The Company has not received any funds related to this contract as of December 31, 2020.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2020, and December 31, 2019, 4,376,604 and 6,000,000 of common shares have been issued and are outstanding respectively.

Co-founder Share Forfeiture

The Company's prior cofounder Martin Conlon left the Company, and as a result, he forfeited his unvested shares amounting to 1,900,000 shares.

Techstars Raise

During the year the Company raised $120,000 from Techstars in return for issuing 276,604 shares.

Class B Non-Voting Common Stock

1,000,000 shares of the authorized 10,000,000 shares of common stock were converted to Class B Non-Voting shares. As of December 31, 2020 and December 21, 2019, 233,456 and 46,848 shares of Class B Non-Voting Common shares have been issued and outstanding respectively.

StartEngine Raise

During the year, the Company raised $307,259 in connection with a crowdfunding raise through StartEngine. As part of the raise the Company incurred $62,710 of issuance costs thus bringing the net raise to $244,550.

4. DEBT

Convertible SAFEs Notes

On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. The SAFE has a valuation cap of $8 million and has no discounts. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2020, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(112,544)	$	(15,462)
Valuation Allowance		112,544		15,462
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(130,659)	$	(18,115)
Valuation Allowance		130,659		18,115
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on tax returns filed, or to be filed, through December 31, 2020, we had available approximately $437,867 in U.S. net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Since the Company is not profitable, we have assessed full valuation allowance against deferred tax assets.
The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

6. RELATED PARTY

There are currently no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2020 and December 31, 2019.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, and December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued.

Subsequent to December 31, 2020, the Company continue to sell 78,676 shares of Class B Non -voting common stock through its Regulation Crowd Funding ("Reg D") and is extending its campaign to Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $135,401.60 and had a subscription receivable of $7,354.37 related to the sale of these shares as March 31, 2021. In connection with this offering, the Company incurred offering costs of $19,808.78, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $377,159, an operating cash flow loss of $359,424 and liquid assets in cash of $19,692, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MSBAI is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



PLAY VIDEO

MSBAI

The Ultimate Engineering AI Assistant

Regulation Crowdfunding · Los Angeles, CA · Engineering · Accepting International Investment

72
Days Left

812
Investors

$596,405.40
Raised of $10K - $1.07M goal

Invest Now

$198.56 minimum investment

In early 2021, Martin Conlon, co-founder of MSBAI, decided to leave the company due to time constraints and agreed to reduce his ownership stake in the Company from 20% of the 10 million total shares to 1% of the 10 million total shares Company. Martin's shares were on a vesting schedule and had not vested, so the shares were effectively returned to the Company. The Pre-money valuation is based on circumstances as of January 2019 (date of the launch on StartEngine) and does not include shares that were returned to the Company after Martin's departure.

WHY THE WORLD **NEEDS GURU**

THE GURU ASSISTANT ANSWERS A STRONG MARKET NEED IDENTIFIED BY:

- The High Performance Computing (HPC) industry — expecting it to double the market!
- Government organizations
- Industry leaders

DID YOU KNOW



Product developers of everything from mobile phones, to cars, to air conditioners have major disadvantages that put their engineering on slo-mo? For every dollar those companies would spend on HPC they'd get 500 back in increased revenue, but they don't because it's too complicated.



We call it GURU because you don't need to be the guru - you focus on your design, and we put your engineering on ludicrous mode. It's available at your fingertips to be your secret sauce for rapid development

UPGRADING ENGINEERING FROM SLO-MO…

Most product development & manufacturing companies (hundreds of thousands) suffer from engineering slo-mo. The problem harms their bottom line, and it's so pervasive that it has harmed our economy.

- They're not using the best engineering tools, and they're not deploying to Google Cloud, IBM Cloud, AWS, etc.
- The reason is they lack the expertise to do it



NASA & Department of Energy call for digital assistants to reduce the cognitive workload on their engineers. They warn that HPC has been underutilized by industry because the high complexity is too much of a hurdle. Their recommendation: full automation is essential, and the solution must minimize user intervention!

GURU: THE ULTIMATE ENGINEERING AI ASSISTANT

We developed GURU to make it easy for hundreds of thousands of product development & manufacturing companies to finally be able to use the best enterprise engineering software, and deploy their jobs to cloud — by putting the expertise they're missing on the compute-side. The GURU client runs on your device, decides from user requests what services to invoke, and then assembles, orchestrates and deploys end-to-end engineering workflows. Customers purchase this Software as a Service (SaaS) by pay as you go, or annual subscription.

…TO LUDICROUS MODE!



Services
User interaction, Speech (handles communication with user)
Client
Laptop, tablet, phone (user's device)
Decision & Orchestration
GURU's 'brain' — includes the 'agent society'
Remote Compute
Cloud compute, or on-prem (where the jobs are run)

HPC is a 50 billion dollar market, and today almost no companies with fewer than 100 employees use it. GURU solves the major reason why, and enabling these new entrants is expected to double the market in three to five years.



guru

THE ULTIMATE ENGINEERING AI ASSISTANT

Sources:

- http://www2.itif.org/2016-high-performance-computing.pdf
- https://www.sbir.gov/sbirsearch/detail/1547977
- https://www.sbir.gov/sbirsearch/detail/1308577
- https://ntrs.nasa.gov/archive/nasa/casi.ntrs.nasa.gov/20140003093.pdf
- https://www.globenewswire.com/news-release/2018/08/13/1550981/0/en/High-Performance-Computing-HPC-Market-Size-US-50-Billion-by-2023-Growing-with-8-CAGR-Large-Scale-Sectors-Leveraging-HPC-to-Achieve-Economies-of-Scale.html

Invest in **GURU by MSBAI**

GURU is solving widespread expertise-barrier problems in engineering, by delivering specialized capabilities as a service. We leverage modern High Performance Computing (HPC) & Artificial Intelligence (AI) to do it.

Our goal is to create the Ultimate Engineering AI Assistant, like J.A.R.V.I.S. in the Iron Man movies.


"GURU YOU'RE SAVING ME SO MUCH TIME!"
"i'm launching your job now..."
guru

- We're enabling the 92% of small and medium-sized enterprises (SME's) that don't use HPC to finally be able to. GURU makes it easy by performing end-to-end expert workflows from simple commands.

- The industrial sector consumes a third of the energy in the United States, and yet they've done about the least to implement energy efficiency measures. There are a lack of experts available to do it, and now GURU will enable non-experts to.

- Large companies have told us they need GURU to make their teams more multidisciplinary, rather than siloed individual specialists that can lead to unexpected problems & delays in systems projects (e.g., component added by team-a draws more current than team-b's circuit can handle).

- We expect GURU-augmented engineers to gain up to 100X advantages (enabling them to do specialist tasks they otherwise can't) in product dev., manufacturing, as well as energy efficiency & management. This increased productivity and competitiveness can significantly benefit the economy.

Imagine you have an idea for a brand-new invention. What tools would you need? Whether your invention is an electric jet, a new way to collect solar power, a high efficiency air conditioner, or a new manufacturing method: to graduate from the concept stage to working prototypes you'll need to do structural design, aerodynamic, fluid, or thermal analysis, you'll need to lay out electric circuits, and perform many other specialized engineering tasks. The more access you have to the best engineering methodologies, and the more computer access you have to implement them, will make a dramatic difference between the idea making it all the way to market — versus never passing the concept stage. How many years of training would you need to learn all these specialist skills, and to use all the tools?



Each member of the MSBAI team has twenty years experience developing new technologies in energy, aviation and space launch for organizations like the the Department of Energy, DARPA, and NASA. We used supercomputers to invent new technologies that would be impossible to achieve without them, and we came up with ways to build intelligence and automation into entire end-to-end engineering workflows. In the process, we realized we could build a system that would enable non-experts to harness the power of High Performance Computing, which today can be purchased from commercial vendors like Google Cloud, Amazon Web Services, and many others.



There are hundreds of thousands of small companies developing new products and doing manufacturing. Many times, a small engineering team will only have access to a fraction of the expertise or the best tools that exist in order to develop their new idea. Learning all these different tools takes years and years of experience, and small companies can't afford to hire people that are specialists in every single discipline. Companies with large budgets can afford the best tools and to hire the experts. This is already a 10X advantage. And those companies will also deploy them on High Performance Computing (HPC) for another 10X advantage — so there can be 100X differences in engineering productivity between large and small companies.

There's a lot of innovation we need that isn't happening today. This is an expertise-barrier problem. It affects how successful and competitive small companies can be in developing new products and doing manufacturing, and it also affects their ability to manage and conserve energy. Our quality of life and our economy depends on their success! Humankind has developed the knowledge to do all these things, but small teams can't afford to take years to go and get training on a hundred or a thousand skills. Well, today it's possible to build enough expertise into the computer, so that GURU can deliver these capabilities as a service.

Our goal with GURU is to enable the achievement of new levels of innovation, and a scalable increase in energy conservation, by solving expertise-barriers experienced by a large percentage of engineers.

The GURU platform enables us to build hybrid-intelligence agents to conduct each engineering task in the workflow — and serve them to your device in a client-server mode, taking advantage of new 5G networks. One of the applications we're really excited about addresses the expertise-barrier to conserving energy, and we think this is going to be important to deploy in the fight against climate change.

The Offering

Investment

$1.36/Class B Non-Voting Share. When you invest you are betting the company's future value will exceed $6M.

Investment Incentives and Bonus Perks*

$1,000 - $2,499	$2,500 - $4,999	$5,000 - $9,999	$10,000 +
5% bonus shares	10% bonus shares + $250 credit for your first use when GURU goes live	15% bonus shares	20% bonus shares + an early preview of GURU pre-release to pilot customers & invitation to online stakeholder design review web-conference
Invest	Invest	Invest	Invest

**All Perks occur after the offering is completed*

How GURU Makes Money


SaaS


PAYMENTS
ACCOUNT

GURU can achieve scalable revenue by reaching all of these underserved customers, and dramatically increase the market size by enabling new entrants to participate through GURU's subscription & by orchestrating payments. There are hundreds of thousands of companies who can't afford to hire extra specialist engineers to: try a new design option, or save money in manufacturing by using less energy. GURU will augment their existing team to be able to achieve more.

Our goal with the deployment of GURU is to enable an explosion of new innovation, and really expand energy conservation.

GURU is a platform that enables specialist engineering capabilities to be offered as a service, making the skill accessible to a large percentage of companies who don't otherwise have access to them and are disadvantaged as a consequence. GURU enables customers to use existing engineering tools that are prohibitively difficult to use otherwise by many, and in doing so brings new business to the tool vendors. GURU employs a Software as a Service model — or SaaS (a software distribution model in which a third-party provider hosts applications and makes them available to customers over the Internet). The customers pay for GURU in either a pay-as-you-go mode, or by annual subscription, and GURU orchestrates the payments when channel partner vendor tools are invoked. MSBAI has developed approaches to scale up the number of capabilities that can be served to customers, to maximize the number of annual licenses that can be sold and pursue hundreds of thousands of companies needing these services.

The following sections explain the needs so many small and medium enterprise companies (SME's) have, how GURU provides a brand new solution, what the GURU platform is, and details of how we expect to generate scalable revenue.

Handing Engineers the Best Tools





Engineers develop and build a wide range of things: from bridges, to airplanes, to the Internet. These advances make our lives better, and grow the economy. A small team of engineers will work the overall concept and system development, but there are many specialty areas that must be covered in order to successfully complete a project so that the new invention can be brought to market. Examples include structural design and analysis; thermal; fluid; vibration; electrical; and many others.

A specialist in each discipline can have several years of experience devoted to learning the best practices in becoming proficient with the best software tools. There are over a thousand specialized engineering tools that have been developed for a variety of engineering disciplines that give the user a 10X advantage in their ability to innovate if they have the training needed to use them. Typically it's the largest, most well-funded companies (like Boeing) who can afford to hire specialist engineers, and these companies also have the experts who can deploy the engineering tools on supercomputers — or High Performance Computing — for another 10X advantage. Now GURU can enable the small companies to gain this combined 100X advantage.

Small Businesses: Critical to the Economy...

But Disadvantaged by Expertise-Barrier



Small businesses are the backbone of the US economy. They bring a lot of the newest innovations and employ almost half of the nation's private sector workforce, and yet they face massive disadvantages.

There is a lot of innovation that hasn't happened — and there are a lot of problems that have not been solved — because of inadequate access to expertise. Humankind has developed numerous advanced engineering methodologies — but only a small fraction of people have access to them. A person can take a couple years to be trained on a particular specialty, but they can't do that for ten, or a hundred, or a thousand of them. The United States is a world leader in supercomputing or High Performance Computing and yet almost nobody uses it. Only 8% of the Small- and Medium-sized Enterprise businesses (SME's) that are designing and manufacturing new products have been using HPC — it's too complicated!

Today, cloud High Performance Computing has become powerful and affordable enough, and Artificial Intelligence has become mature enough, that we can solve this gulf that exists in many companies' ability to use the best engineering tools and run them on cloud HPC.

Coming AI Assistant Industry


Faster adoption and absorption by front-runners can create larger economic gains for these companies.
SIMULATION
Relative changes in cash flow by AI adoption cohort
% change per cohort, cumulative
130
120
110
100
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
2017
20
25
2030
Global average net impact = 16
122
10
-23
Front-runners (absorbing within first 5 to 7 years)
Follower (absorbing by 2030)
Laggard (do not absorb by 2030)
Front-runner breakdown
% change per cohort
Economy-wide output gains
82
Output gain/loss from/to peers
135
Transition costs
-18
Capital expenditure
-77
Total
122
Laggard breakdown
% change per cohort
Economy-wide output gains
11
Output gain/loss from/to peers
49
Transition costs
4
Capital expenditure
19
Total
23
NOTE: Numbers are simulated figures to provide directional perspectives rather than forecasts.
SOURCE: McKinsey Global Institute analysis

There is about to be an explosion in Artificial Intelligence (AI) assistants across multiple disciplines. Companies adopting AI will gain massive advantages in productivity which will translate into much higher revenues. In the figure above it's clear that before achieving these advantages a significant expenditure has to be made in the first few years before achieving productivity improvements. Many companies will not be able to afford this investment to adopt their own internal capabilities. That's why we are building GURU to be able to run complete end-to-end engineering workflows for them. GURU will enable these companies to subscribe and achieve the advantages, while avoiding the prohibitive upfront cost of starting their own AI program.

GURU Verticals — CAE & EE

The GURU platform will enable us to continue expanding into many engineering disciplines. For its first phase of deployment, we are focusing on two main verticals, which we have chosen based on intense immediate needs we have identified in the industry, and our own particular and intimate understanding of these areas.

Computer Aided Engineering

The Department of Energy and NASA have both recently identified a need to make it easier for most workers to use CAE, and leverage HPC to do it: "Computational Science has become the third pillar of science... Despite the great potential ...HPC has been underutilized ...hurdles remain for wider adoption especially for small and medium sized manufacturing and engineering firms."

The solution to this problem must "minimize user intervention...single engineer/scientist must be able to conceive, create, analyze, and interpret a large ensemble of related simulations in a time-critical period (e.g., 24 hours)...full automation is essential." GURU will solve these strong unmet needs, addressing the expertise-barrier by placing enough expertise on the compute-side and serving it to the user.


computer aided engineering

**Videos are prototype demonstrations. The commercially-deployed platform product is still currently under development.*

Energy Efficiency & Management


energy efficiency & management

**Videos are prototype demonstrations. The commercially-deployed platform product is still currently under development.*

GURU has the potential to scale up the delivery of expertise that will increase the competitiveness of manufacturers, and is desperately needed by the planet. The latest IPCC report makes an obvious call for energy conservation. We are far from achieving 100% renewable energy, and demand continues to increase so maximizing efficiency is a must. The industrial sector consumes approximately one third of energy in the US, and very little has been done to implement energy efficiency. We're developing GURU capabilities to address the reasons why and to maximize adoption of efficiency measures. Performing energy audits of a manufacturing plant is done today by hiring outside contractors. No one employed at the plant is tasked with energy efficiency work — they don't have the time or the expertise to do it, and their main focus is getting the products made on time, on budget, and at a high quality.

All of these plants stand to save tens of thousands of dollars or more in their operations per year by implementing these measures, and there are dramatic levels of Green House Gas emissions (GHG) that could be avoided if this 'expertise-barrier' to energy efficiency was solved.

GURU enables people working at the plant to perform their own audits when they have time, following a simple checklist, and GURU provides them with a series of recommendations for different measures they can take to save energy. It's easy enough to use and affordable, so the plant operators will be able to start checking in with GURU on a daily basis. Once they follow the first steps in the audits and recommendations, they'll be able to connect sensors and IoT equipment and GURU will start taking live data and provide regularly updated summaries and improved recommendations to achieve more savings. Through GURU plant operators can adopt dramatically improved energy management.

We estimate that an industrial deployment of GURU for energy efficiency could reduce GHG emissions by as much as a half billion tons per year.

The California Energy Commission (CEC) and Department of Energy (DOE) have both recently identified the importance of solving the expertise-barrier to Energy Efficiency: 2017 U.S. Energy and Employment Report (USEER) found three quarters of employers reported difficulty hiring qualified Energy Efficiency workers. CEC found in 2017: lack of expertise or personnel to pursue energy efficiency endeavors in the industrial sector.

GURU can deliver the missing expertise to every plant operator.

Revenue Potential of the Coming Engineering AI Assistant Industry



MARKET SIZE & TOTAL ADDRESSABLE MARKET

The Energy Efficiency (EE) business alone is projected to be a one-trillion dollar market by 2020. Computer Aided Engineering (CAE) is expected to reach a $46 billion total market size by 2024. The High Performance Computing (HPC) market is expected to reach $50 billion by 2023. GURU has been developed to enable a large percentage of new entrants into these markets.

Our bottom-up estimates of capabilities we can deploy on the GURU system and subscriptions we will sell in CAE & EE verticals within the first five years identifies a one-billion dollar Total Addressable Market (TAM).

Development of the GURU platform will accelerate the pace at which we can build and register new capabilities onto the system, which will in turn increase the number of customers we can serve and the number of subscriptions we can therefore sell. In the subsequent five years, as we expand the platform and offer agents with capabilities for adjacent markets, our TAM grows to $20 billion.

No Engineering AI Assistants Exist Yet: The Need for Hybrid-Intelligence

We're not aware of any engineering AI assistants in existence that would solve the expertise-barriers we've identified, and we haven't found announcements of any coming. Our opinion of the reason why, is that Machine Learning (ML) alone will not answer the need in the way it does in many other applications from recommending retail purchases, to detecting and comparing symptoms in medical diagnosis, to generating legal contracts. From our experience using supercomputers to achieve new technological innovations that would be otherwise impossible to reach, we came up with approaches using 'hybrid-intelligence' that works for engineering applications where best practice rules must be followed, while making application-specific decisions. The 'hybrid' combines symbolic AI (carrying out a series of logic-like reasoning steps) and ML (also generally known as *geometric* or *connectionist* AI). The importance of developing Hybrid-Intelligence has been recently highlighted by DARPA and some of the world's most important AI researchers:

DARPA called for "approaches in Artificial Intelligence (AI) that incorporate prior knowledge, such as known physical laws, to augment sparse data and to ensure robust operation" and "AI architectures, algorithms and approaches that "bake in" the physics, mathematics and prior knowledge relevant to an application domain in order to address the technical challenges in application of AI in scientific discovery, human-AI collaboration."

Grady Booch, Chief Scientist for Software Engineering at IBM Research where he leads IBM's research and development for embodied cognition, recently spoke on the subject and the following are brief excerpts from his important recent presentation:

"The ideas of gradient descent has been around for a few decades. We went back into the literature and experience and said, "You know, agent-based systems, a la Minsky Society of Mind and blackboard systems, a la the Hearsay experiments from CMU from a few years ago, seem to work really well."

...And we're seeing that kind of split within the hybrid systems today. AI for on the edge, symbolic systems for decision processing and all the other gorp around it. So we're going to see an emergence over the coming years as to the resolution of how we bring those together."


Imperial College London
A Hybrid Architecture
Neural back end
Symbolic front end
Agent
Environment
Reward
Sensory input
Motor output

Murray Shanahan, Professor at Imperial College London and senior research scientist at DeepMind, is another longtime proponent of hybrid methods and for instance, presented *Enhancing Deep Reinforcement Learning with Symbolic Reasoning*. Stating, as an introduction to a hybrid architecture his research team developed: "I think we can combine the strengths of good old-fashion symbolic AI with the strengths of neural networks." — and that the hybrid-architecture achieved "very much greater generalizing power than you get from a neural network, or at least the current generation of neural networks." Garnelo & Shanahan explain the need for a hybrid of symbolic AI+Machine Learning in this new paper.

GURU Platform

GURU runs a client-server connection from the user's device to services, HPC, and the 'Agent Society' containing libraries of agents that perform individual tasks. An end-to-end engineering workflow is accomplished by running a series of agents collaborating together.


technology: the guru platform

**Videos are prototype demonstrations. The commercially-deployed platform product is still currently under development.*


the guru platform
Speech Services
Agent Society
Remote HPC
Client-Server: device-to-services, HPC, Agents


symbolic
geometric
(tree or index of physical, mathematical & procedural rules)
(Machine Learning — predictive models trained with data)
Each Agent: hybrid of rules + ML

Each individual agent represents a hybrid of a 'symbolic' rules-based system (where known best-practices, physics, and mathematics are baked-in) AND a 'geometric' Machine-Learning-based system which is invoked when problem-specific choices are made.

The GURU platform enables custom agents to be built in practical timeframes with sparse datasets, through methods we've developed to automate rules-ingestion, and selecting/building/refining Machine Learning models.

How to Use GURU



GURU IS EASY TO USE — VOICE OR POINT & CLICK

GURU works as a portal between you, the engineer, your account, and the computer systems it will use to run your engineering task. The GURU app runs locally on your devices and you can use the GURU web portal if you prefer. We have integrated voice control capability as well as point-and-click control. Some people prefer one of these two different options, some people find the voice feature most convenient while on the go and would use point-and-click for more detailed work. The application or portal running on your device is light and used primarily for communication with GURU services and the cloud HPC systems that will run your jobs.

GURU Orchestrates Payments

The GURU Engineering AI assistant works on a Software as a Service (SaaS) distribution model. There is presently no marketplace for engineering tools and expertise. The beauty of GURU is that it makes engineering tools so easy to use that the engineering marketplace becomes feasible. It's this degree of ease-of-use that must be reached to solve the expertise-barriers that have prohibited 92% of SME's from being able to harness HPC.

There are more than a thousand different tools that engineering software companies have designed for specialist engineers and when an engineer can leverage these tools it gives them new design, analysis, manufacturing, and efficiency options that can radically improve the company's competitiveness.


subscription
shift

Our surveys and interviews with engineering software vendors show that each of them might have as few as 200-1,000 users worldwide, because they require so much training to use. GURU makes the tools feasible to use for hundreds of thousands of engineers who would benefit from using them, but haven't because they haven't gone through the years of training. In the first version of a commercial deployment of GURU, customers will be able to pay per job (execution of one complete engineering workflow) at a price of $500 each, or they will save money by purchasing annual subscriptions at $20,000.

As the GURU platform matures and more capabilities are added, different tiers of subscriptions will be available to enable you to run an expanding range of disciplines on GURU, or to have subscriptions that focus on certain capability areas. When GURU runs a third party vendor's software, or deploys on a third party cloud computing system, the user is charged a small licensing fee per job. To put it in perspective, a job that on GURU would cost hundreds of dollars to complete, would cost several thousand dollars or more each if a company were to hire their own specialists or hire contractors, and they would still need to pay for computer access no matter what. The massive cost reduction in performing expert engineering workflows is what makes it possible to solve the barriers and upgrade hundreds of thousands of small companies' capabilities — augmented by GURU.

The fee structure is similar to Amazon Prime. On Amazon Prime you have a Prime subscription fee — and with GURU you have a GURU subscription fee. Amazon curates an array of products from many vendors for you, so you can buy exactly what you need easily — GURU agents will be available to run a series of engineering tools from different vendors so you can perform complete design and analysis workflows easily. You supply your account or credit card details on Amazon Prime so you can make one-click purchases — and you do the same in your GURU account, choosing what range of fees are acceptable per job, so that GURU automatically orchestrates the payments as it runs the best tools and deploys them to cloud computing.

GURU Location & Progress





Incorporated in 2017, microsurgeonbot Inc., Doing Business As MSBAI — the developers of GURU — is right at the beginning of its remarkable journey. Based in Los Angeles, MSBAI has demonstrated GURU with a prototype developed for the the first two verticals: i) Computer Aided Engineering (CAE), and ii) industrial Energy Efficiency (EE). In each of these cases, entire end-to-end engineering workflows are completed by several individual task agents running together in a coordinated manner.

MSBAI is at the same juncture that Drew Houston was at when he proved the concept of DropBox and started showing a video of his first prototype to investors. The investment he achieved enabled him to add a co-founder+staff to build the platform so that they could sign up customers and start generating revenue. Today, their valuation is in the range of ten billion dollars.

To make clear what we have achieved with GURU prototype demonstration: The CAE video shows a person talking to GURU running locally on a laptop, and GURU takes the basic commands spoken from the human user, through a remote connection to a High Performance Computing system, invokes agents to make decisions like best solver parameters to select for the specific simulation the user asked for, and parallel computation settings to deploy the compute job, and then it runs the job. This is a real demonstration we have previously demonstrated live for private audiences deploying to different remote computing systems, including the OLCF's Titan Supercomputer. What you see on the laptop screen in the video is GURU actually running the job on Titan as a consequence of the user talking to the laptop.

This demonstrates GURU's simple human-computer interface, the hybrid-intelligence agents, the client-server mode of execution (device to services & remote HPC), and the successful completion of an end-to-end engineering workflow by GURU.

The keys to the GURU platform are methodologies we have developed to build and train our hybrid symbolic+geometric artificial intelligence agents, and how we make it easy for the user to access the agents, and orchestrate the remote services to conduct jobs. The planned platform developments will take our R&D findings and build the commercial platform. This *article* describes a portion of the prototype testing we have conducted. We have developed and demonstrated the architecture for the engineering assistant hybrid-agents, and we developed an ability to automate the process of building them — which is key to scaling up the number of capabilities GURU offers. The platform developments achieved will enable us to scale up the number of agents (and hence number of jobs GURU can do) and deploy the services to paying customers.

Through your participation in this campaign, you can help MSBAI bring GURU to industry and change the world.

GURU Vision and Growth

The GURU platform developments being conducted will increase the pace at which new agents can be developed and commercially released. The beginning stages focus on releasing a narrower set of capabilities in CAE and EE, and then as preparing agents becomes faster and less expensive we will grow within these verticals, and into adjacent markets. Thus, the GURU assistant has the potential to serve a broadening number of application areas as it enables engineers, and saves them money and time, as well as energy. In addition to improving the competitiveness of small companies by empowering them to innovate and use less energy with the associated contributions to the economy and environment, MSBAI's revenues will scale up as number of users and subscriptions increase.





The GURU Vision
This campaign is necessary to get GURU started off right. With your help, we will commit our development team to full time focus on GURU to build out the platform and commercially deploy first capabilities. We'll be able to do more than just orchestrate end-to-end engineering workflows in the background. GURU will also orchestrate payments for channel partner engineering tool vendors, and cloud computing vendors. As we scale up the number of customers, the payments aspect of the system will become a marketplace which will be a very powerful driver of revenue. We will incrementally increase support for not only credit card and bank transfer payments, but other electronic payment systems and cryptocurrencies.

Now is the perfect time to invest in GURU!

GURU has the potential to completely disrupt the engineering industry and become indispensable to every engineer on the planet — we are creating the Engineering Assistant Industry. But to do so, we need your help to get off the ground.

First, the tech behind GURU is only going to become cheaper as we build out the platform. And while there are lots of AI assistants being developed at the moment for other application areas, GURU is the only engineering assistant we have come across.

Second, MSBAI and GURU have no prior investors. We have partners and mentors, but this campaign will mark the first time that an equity offering in GURU has become available. By handing SME's a major technology boost and revolutionizing engineering and energy efficiency, both the economy and the environment will benefit. That's not just better for our world, it's better for you as an investor. After all, GURU has the ability to change the world, it's only right that we open that opportunity up to the people who will be affected by it.

Don't miss this opportunity to shape the future alongside GURU!

Letters of Support

To whom it may concern:

I have been working in the field of energy in California for the past 27 years. I currently work for Atlas Copco Mafi-Trench in Santa Maria, California. We design and manufacture turboexpanders used in refrigeration for gas processing, NGL production, air liquefaction, geothermal power generation, waste heat power generation, and ethylene processing. I have been working in the areas of machine design, aerodynamics, testing, and computer simulation.

I worked with Allan Grosvenor when he was providing training and modeling support for Numeca. I relied heavily on his expertise, expediency, and education. His efforts directly helped to create analysis models which allowed our company to accurately model the physics of turbines and compressors, which gave us a strong competitive advantage. In addition, Allan has excellent communication skills, which helped the success of the projects we collaborated on. I have also maintained contact with Allan over the years, and have seen his continued success and growth as an engineer and entrepreneur. Although I am not familiar with all of the details of this proposal to CalSEED, I am confident that Allan will be fruitful in any endeavor that he works on.

In general terms, having worked in the energy industry, I have had the opportunity to visit and work with many plants, ranging from Geothermal power to to simple gas processing, to ethylene production. I have worked with many manufacturers, from dirty industries like casting to clean industries such as CNC milling and electronics development. I have seen a very wide variety in operating effectiveness. In some cases, energy management is optimized in great detail. However, most of these companies focus their efforts on their primary production targets, improving profits, and keeping equipment running, and are not optimizing their energy usage. Often this is because there is no on-site expert in the field of energy and operational efficiency. A tool/service that gathers data, conducts sophisticated analysis, and gives direction for improved operation, would be of great value to many of these operations. Ultimately, this will make the businesses more competitive, reduce California's energy usage, and provide continued job opportunities in California. This would be a benefit to the state of California.

If the GURU project proceeds, I will look forward to working with msb.ai to evaluate and test the GURU service. Our company uses a a significant amount of electrical energy to test our turbines and compressors at the facility here in Santa Maria. As with most production plants, energy efficiency is important, but by necessity is prioritized behind schedule and available manpower. Detailed analysis of operating data would potentially allow the operation to achieve the production goals while also reducing energy consumption significantly. Previous efforts to reduce energy consumption have been frustrated by the difficulty in understanding the data and the complex interaction of factors. This is an area that would seem to be a natural fit for a GURU agent.

Signed,

12 March, 2018

CLEAN TECHNOLOGY COUNCIL
Information. Inspiration. Results.

Date 3/13/2018

Dear CalSeed

I'm and I work with the Clean Technology Council in Thousand Oaks, California https://www.cleantechnologycouncil.org and a member of the Hago Energetics Team in the NRA Cosia CARBON XPRIZE Competition http://hagoenergetics.com I'd like to recommend the selection of microsurgeonbot Inc (msb.ai) team, and see great potential in the GURU for the Industrial Sector: AI-Driven Energy Efficiency in Manufacturing
for use in industry energy audits and advanced planning for new LEED compliant Green Buildings. Advances in the AI methods represents the Future course of Smart Cities, Smart Building Design and Manufacturing. This is most needed in California for both Consumers and Industry to help California meet Governor Brown's Target for 2030 Greenhouse Gas (GHG) emission and the 2050 target.

Thank You

To whom it may concern,

I have recently been contacted by Allan Grosvenor at Microsurgeonbot about the possibilities of using their tech to improve the efficiency of the company in a few ways. I am a Mechanical Engineer at Price Pump Company. We do everything for the manufacturing and design of a pump, except pour the raw castings. We have manual and CNC mills and lathes running 8 hours a day 5 days a week. We also do all the design and development of our pumps in house. Our test lab has recently been renovated to be up to the latest industry standards. We are interested in seeing how their GURU system might improve efficiencies in our process.

From and R&D perspective, their software seems very powerful and useful. We are just starting our use of computational fluid dynamics software in our design process. The learning curve for this software is very steep. We are by no means efficient in our use of the software. GURU looks to have an impressive interface that would help us speed up our R&D process. With this help we could speed up our design process, and get products to customers faster. We are interested in applying this tech to our process to improve outcomes.

We are interested in exploring the efficiency improvements that can be had in manufacturing. The cost of powering all our machines is not cheap. This process I am a little less familiar with, but GURU will look to help us improve our efficiencies through scheduling and other means. If this is true it will lower our cost and possibly our power consumption. I can see how if many companies were taking advantage of this software, then the demand on the power grid would be lower during business hours. This would benefit the average ratepayer. It seems to be beneficial for everyone involved.

I hope Microsurgeonbot and GURU get to move forward in the CalSEED process. We here at Price Pump are always looking for ways to more efficiently do business. We look forward to a future partnership with GURU. Thank you for taking the time to read this letter.

Cheers,

3/12/2018

Tesseract Space, Inc.

3/13/18

Re: GURU for the Industrial Sector: AI-Driven Energy Efficiency in Manufacturing

To Whom It May Concern:
The GURU AI Driven energy efficiency system for manufacturing is very compelling for Tesseract. Tesseract is a rocket engine manufacturer located in the San Francisco Bay Area and requires significant electrical energy for 3D printing of metal parts. We have a business plan to grow our operations significantly to over 50 employees and a large number of complex electricity powered machining tools. The GURU system would allow us to optimize our energy usage and therefore reduce energy cost.
I am confident in the msb.ai team and Allan Grosvenor's ability to produce this important innovation for California energy users. My name is Erik Franks and I worked with Allan for almost four years in the aerospace industry. The work he did with the US DoD and DARPA was incredibly impressive and unique. Just tonight I spoke with a high level DARPA SETA (system engineering and technical assistance) for the DARPA XS-1 program that said the techniques that Allan demonstrated were unique, innovative, and fundamental to our team's success. I worked with Allan as the XS-1 business operations lead and cost volume lead on the XS-1 program.
The GURU energy efficiency project is very important as industrial power usage is enormous, highly variable, and lends itself to automation and optimization. The energy demands for many industrial processes are significant and optimization for timing and process could significantly improve the electricity grids ability to meet demand.
Tesseract and myself look forward to beta testing and implementing the GURU system in our facility as soon as it becomes available.

Best Regards,

FUTURE PROJECTIONS

The scale of revenue we can achieve with GURU is directly connected to the number of engineering capabilities we deploy commercially. Each capability represents an end-to-end engineering workflow performed by a series of hybrid AI agents. Within the verticals of Computer Aided Engineering (CAE) and Energy Efficiency & management (EE), we have identified hundreds of capabilities we can serve, and as the number offered increases on the GURU platform this directly translates to increasing the number of customers we can sell pay-as-you-go jobs, and annual subscriptions to. In the first few years of operation we have identified approximately 25,000 companies needing the capabilities we are developing, and there are ultimately hundreds of thousands of customers we will be able to serve after the first few years of maturing the platform. The aggressive schedule of deployment and Series A projections are in line with other recent activity of companies such as Bonsai (4 year old startup acquired by Microsoft after $13.6 million Series A), and Engineer.ai ($29.5 million Series A). These companies are both developing AI solutions for industrial and engineering applications. The two are pursuing different verticals than MSBAI, but we believe they are close enough for to provide relevant indication of potential. A fundamental difference is that they are building tools for engineers to develop their own internal AI capabilities, whereas GURU is developed by MSBAI to capture the large percentage of companies who don't have the time or resources to do that, and need a reliable end-to-end assistant they can start using for their work.

The years 2019 to 2021 will focus on developing the platform to enable us to deploy GURU to commercial customers, serving the hybrid-agents to perform engineering workflows and orchestrating payments. During this period the total number of capabilities available will be in the tens and we will be working with the first handful of engineering tool and cloud computing service vendors/channel partners, selling services to tens and then low hundreds of customers. We project revenues of $500 thousand Annual Recurring Revenue (ARR) in 2020, and ARR of $3 million in 2021 with associated costs of approximately $800 thousand per year. The expenses include Cost of Goods Sold (with a majority going to support personnel, hosting fees, and equipment) and Operating Expenses (with a majority going to engineering and sales staff). After the first years of operation, the platform will be mature enough to enable us to significantly accelerate the development and deployment of additional hybrid-agents, and we expect to be able to offer hundreds of capabilities. We plan to grow our channel partner network by a factor of ten by this point. In 2021 we expect to pursue Series A funding at a level of approximately $10-20 million in order to fund an expansion that will enable us to pursue a projected ARR of $100 million in 2023. Dominant costs will again be sales and engineering staff, equipment and hosting. We will also have office space expenses that will grow as we increase the team size from approximately ten in the beginning years to approximately 60-80 by 2023, and we expect doubling this number after 2023.

April, 2017

Internal GURU proof of concept demonstrated

May, 2017

Company was created

Sept, 2017

Bootstrapping proof of concept contract completed

June, 2017



Research project began at Oak Ridge Leadership Computing facility

May, 2018

MSBAI accepted into CleanTech Open accelerator

August, 2018

GURU prototypes completed for public demonstration

September, 2018



GURU demonstrated autonomously running CAE on OLCF's Titan Supercomputer

Oct, 2018



Public release of videos demonstrating GURU prototypes

January, 2019

Next phase of GURU platform development begins

Oct, 2019

First commercial deployment of GURU to pilot customers (ANTICIPATED)

December, 2020



First SaaS scaling milestone (ANTICIPATED)

Commercial deployment of CAE & EE capabilities in GURU demonstrates first scalable revenue benchmarks

December, 2021



SaaS growth scaling milestone (ANTICIPATED)

Commercial deployment of CAE & EE capabilities in GURU demonstrates scalable revenue growth benchmark

Meet Our Team



Allan Grosvenor

Co-founder & CEO

Allan Grosvenor, has worked in aviation, energy, and space launch for twenty years doing technology development, and leading teams at Numeca, Ramgen Power Systems, and Masten Space Systems. In a series of tech-dev projects Allan and his teams utilized a variety of AI approaches to achieve powerful design and analysis capabilities, and it was through these experiences the idea of an engineering AI assistant began. Running the US operations and being in charge of North American sales for Numeca, he also gained significant experience in engineering enterprise software sales. Occupations in the last three years: May 2017 - present: (primary job) Co-Founder and CEO of MSBAI, 2014 - present: Senior Engineer at Masten. Allan has worked closely with the world's top non-classified supercomputing center — the Department of Energy's: Oak Ridge Leadership Computing Facility (OLCF), as well as the DoD's HPCMP supercomputing center. MSBAI has ongoing R&D and testing activities at the OLCF. Experience: 20 Years In Aerospace, Energy, High Performance Computing, Computer Aided Engineering, Artificial Intelligence, Enterprise Software Bizdev



Alan DeRossett
Advisor — IoT, Applications, Bizdev

Alan DeRosset's industrial experience developing payment systems, IoT systems, and medical devices and his entrepreneurial experience starting up and running several prior companies makes him the ideal technical and business development advisor for MSBAI. Experience: 30 Years Serial Entrepreneur, Developer, Electrical, Optical, Audio



Roxane Divol
Advisor — Bizdev

Roxane Divol's extensive enterprise business development and leadership experience in Silicon Valley is critical to MSBAI's business strategy. Experience: Silicon Valley Tech Leadership Board Member Global Fund For Women



Kat Janowicz
Advisor — Energy management & Efficiency

With over 20 years experience in industrial energy efficiency and management, and energy business development, Kat Janowicz is the perfect advisor for MSBAI's focus in energy applications. Experience: Transport, Energy, Green Ports, Sustainable Development



Beth Hagendorf
Advisor — Promotion

Beth Hagendorf is applying her years of experience as an actor, Producer, and host on such shows as Blown Away and Fire In The Hole, to advise on the human element and promotion of GURU. Experience: TV Acting, Hosting, Producing

Offering Summary

Company	:	microsurgeonbot Inc.
Corporate Address	:	2355 Westwood Blvd., Suite 961, Los Angeles, CA 90064
Offering Minimum	:	$9,998.72
Offering Maximum	:	$1,069,999.04
Minimum Investment Amount (per investor)	:	$198.56

Terms

Offering Type	:	Equity
Security Name	:	Class B, Non-voting Shares
Minimum Number of Shares Offered	:	7,352
Maximum Number of Shares Offered	:	786,764
Price per Share	:	$1.36
Pre-Money Valuation	:	$5,984,000.00

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Perks*

- If you invest over $1,000 you will receive 5% bonus shares.
- If you invest over $2,500 you will receive 10% bonus shares and officially sign up to become one of the first commercial GURU customers, with a $250 credit for your first use when GURU goes live.
- If you invest over $5,000 you will receive 15% bonus shares.
- If you invest over $10,000 you will receive 20% bonus shares, an early preview of GURU as we prepare to release to pilot customers, and invitation to participate in an online stakeholder design review web-conference.

**all Perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Microsurgeonbot Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-voting Stock at $1.36 / share, you will receive 110 Class B Non-voting Shares, meaning you'll own 110 shares for $136. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

18 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the MSBAI offering. Here's an excerpt describing the specifics of the change:

MSBAI provided updated financials and extended their campaign

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

We Passed $500K! Join us and Invest Now!

29 days ago

The promise of GURU is being realized through our current work to deliver transformative capabilities to our customers. We just won another million dollar contract, and we have several more in the pipeline.

Today, thanks to our more than 740 investors, we've just passed half a million!

Get in now because this campaign is closing soon!


500000

Make sure you **share this with your friends**, our success is your success — and if you have not yet finished your investment, make sure to do so! **Together, we're empowering engineers to invent the future!**

GURU WON USAF Digital Engineering Pitch Day

about 1 month ago

MSBAI GURU Community - wonderful news has just been announced...

We WON *Another* Million Dollar engagement with the Air Force! We have been telling you about Digital Engineering Pitch Day, how we were one of few companies selected for it, and that they would be announcing final decisions on selecting and funding for the million dollar contracts to be awarded. Well we were just told that we have been selected and funded! More info on this exciting program is available in our earlier updates - including the final pitch we gave that USAF used together with their detailed technical review of our proposal to make their final decision.

We're excited for GURU to play a big role in the Air Force and Space Force Digital transformation — and enable them to harness modeling and simulation like never before!

Invest now and board this rocketship with us!



SBIR ★ STTR U.S. AIR FORCE ★ U.S. SPACE FORCE *Unclassified Source Selection Sensitive*

Firm:	microsurgeonbot Inc.
SBIR Proposal Number:	F2D-2246
Proposal Title:	GURU Owns the Modeling and Simulation Tech Stack
Topic:	20.3 AF203-DCSO3 Digital Engineering Pitch Day
Status:	**Selectable/Funded** Download Official letter (PII)

Congratulations on tentative selection for a Phase II award. A Government Contracting Officer and/or Contract Specialist will be in contact with your company on or shortly after the Contracting sprint for this topic commences.

Make sure you **share this with your friends**, our success is your success — and if you have not yet finished your investment, make sure to do so! **Together, we're empowering engineers to invent the future!**

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, MSBAI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in MSBAI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Video: Air Force Digital Engineering Pitch Day!

about 2 months ago

MSBAI was one of only 35 companies selected to pitch at Air Force Digital Engineering Pitch Day! We were one of three companies that pitched in the Modeling and Simulation category. Video of our pitch is linked below...

Air Force criteria focused on Technical Merit, Transition Potential (commercial plus DoD applicability of the tech), and Air Force Need-with three specific requirements:

- Own the Tech Stack
- Warp from Tech Stack to Edge
- eCreate before you Aviate

In our pitch we showed that GURU will hyper-enable the Air Force to:

- Own the Simulation Tech Stack, because it makes all types of specialized simulation packages work seamlessly together
- Warp from the Tech Stack to the Edge, because our expertise-capture tech accelerates deployment of simulation based digital twins
- eCreate before you Aviate, because it makes complex simulations accessible to unspecialized engineers

Make sure you **share this with your friends**, our success is your success — and if you have not yet finished your investment, make sure to do so! **Together, we're empowering engineers to invent the future!**

Event Website: **https://www.eventsquid.com/event.cfm?id=11644**


GURU Owns the Modeling & Simulation Tech Stack
GURU by MSBAI: Digital Engineering Pitch Day, M...
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n-experts to eCreate in simulation

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, MSBAI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in MSBAI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

New Interview on Angel Notes Podcast!

2 months ago

Hello MSBAI GURU Community!

Please listen to our latest interview on the Angel Notes 'Meet the Founder' podcast! CEO Allan Grosvenor talks about MSBAI's exciting progress and the latest business opportunities for GURU! Interviewer Manuel Bleve really gets the importance of GURU and provides his perspective!

Make sure you **share this with your friends**, our success is your success — and if you have not yet finished your investment, make sure to do so! **Together, we're empowering engineers to invent the future!**

Link:

https://www.angelnotes.co/a-talk-with-allan-msbai-ceo/


A.I.
Meet The Founder Podcast
A Talk With Allan, MSBAI CEO
Mar 09, 2021 — 2 min read
MEET THE FOUNDER
Episode #5 with
MSBAI CEO

We're One of Only 3 Selected for Modeling & Simulation at USAF Digital Engineering Pitch Day!

3 months ago

We have another $1 million opportunity! The final schedule is out and we are one of only three companies selected for the Modeling and Simulation category of Air Force Digital Engineering Pitch Day! We were selected from the first round of detailed technical proposal review and on Monday March 8th our five minute presentation will be the last step in the selection process. Our proposal "GURU Owns the Modeling and Simulation Tech Stack" demonstrates how GURU will hyper-enable the Air Force to:

- Own the simulation tech stack, because it makes all types of specialized simulation packages work seamlessly together
- Warp from the tech stack to the edge, because our expertise-capture tech accelerates deployment of digital twins
- eCreate before you aviate, because it makes complex simulations accessible to unspecialized engineers

Come cheer us on, and Follow their lead! Now is a critical time for you to invest while we're still available on this platform.

Invest now and board this rocketship with us!



EVENT OVERVIEW
ROOM 1
Tech Area: Cloud/High Performance Computing Cost Effective Infrastructure
10:15 AM 10:30 AM PITCH 1
10:30 AM 10:45 AM PITCH 2
10:45 AM 11:00 AM PITCH 3
11:00 AM 11:15 AM BREAK
Tech Area: Process Improvement & Integration/Decision Analysis
11:15 AM 11:30 AM PITCH 1
11:30 AM 11:45 AM PITCH 2
11:45 PM 01:00 PM Intermission
Tech Area: Architecture
01:00 PM 01:15 PM PITCH 1
01:15 PM 01:30 PM PITCH 2
01:30 PM 01:45 PM PITCH 3
Tech Area: Security and Assurance
01:45 PM 02:00 PM PITCH 1
02:00 PM 02:15 PM PITCH 2
02:15 PM 02:30 PM BREAK
02:30 PM 02:45 PM PITCH 3
02:45 PM 03:00 PM PITCH 4
END OF DAY
ROOM 2
Tech Area: Modeling & Simulation
10:15 AM 10:30 AM PITCH 1
10:30 AM 10:45 AM PITCH 2
10:45 AM 11:00 AM PITCH 3
11:00 AM 11:15 AM BREAK
Tech Area: Linking Disparate Data Sources and Systems/Data Standards
11:15 AM 11:30 AM PITCH 1
11:30 AM 11:45 AM PITCH 2
Tech Area: Workforce & Cultural Transformation
11:45 AM 12:00 PM PITCH 1
12:00 PM 01:00 PM Intermission
Tech Area: Tools and Integration
01:00 PM 01:15 PM PITCH 1
01:15 PM 01:30 PM PITCH 2
01:30 PM 01:45 PM PITCH 3
01:45 PM 02:00 PM PITCH 4
02:00 PM 02:15 PM PITCH 5
02:15 PM 02:30 PM BREAK
02:30 PM 02:45 PM PITCH 6
02:45 PM 03:00 PM PITCH 7
03:00 PM 03:15 PM PITCH 8
03:15 PM 03:30 PM PITCH 9
03:30 PM 03:45 PM PITCH 10
END OF DAY

Link:

https://www.eventsquid.com/event.cfm?id=11644

Monday, March 8th, 2021 @ 10:45 – 11:00 am Eastern Time

Attend Our Air Force Pitch!

3 months ago

Registration is open for our public pitch to the Air Force! We will present the critical role GURU will play in the Air Force's digital transformation!

Public Pitch:

Monday, March 8th, 2021 @ 10:45 – 11:00 am Eastern Time

https://www.eventsquid.com/event/11644


DIGITAL
ENGINEERING
PITCH DAY
U.S. AIR FORCE

Monday, March 08, 2021

Virtual Event

Register Now

The Air Force is seeking to identify innovative Digital Engineering (DE) technologies and processes that aid in transforming AF acquisition from “analog” to “digital” and allow the AF to rapidly and continuously field disruptive capabilities. Digital Engineering depends on the creation of virtual, digital models and environments that are nearly perfect, harnessing their full power to learn and experiment so the actual, physical systems are fully integrated and tested before they are produced.

In adherence to the Air Force’s three digital acquisition principles (Own the Tech Stack, Warp from Tech Stack to Edge, eCreate before you Aviate), the DE innovations being sought include, but are not limited to virtual work environments, rapid virtual prototyping and demonstration, infrastructure operability, big data management, analysis, and visualization, linking disparate data sources and systems, digital thread and digital twin, advanced architecture tools, cybersecurity, decision analysis, model based systems engineering, model based engineering, software visualization, and cloud/high performance computing (HPC) cost effective infrastructure.

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, MSBAI has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in MSBAI be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Samuel Azair A. 9 INVESTMENTS INVESTED 16 days ago
Hi Allen, I saw that you just extended the campaign for another 90 days. With all the grants you have recently received, why is it still necessary to be paying StartEngine to run this campaign? MSBAI has now been on StartEngine for around 2 years and from the outside, it seems like a waste of money to keep this campaign running with all the new business and grant money coming in. Happy to be proven wrong.

Allan Grosvenor - MSBAI 16 days ago
Hello Samuel, thanks for your investment, and thanks for your important question. We extended the campaign because the investor interest in the last month and a half increased very significantly and based on the rate of investment happening lately we don't expect to be on StartEngine much longer. You're right that the pilot contract revenue lately is very strong. There are pros and cons to different types of investment options for MSBAI presently that we have been weighing to ensure we grow the team and continue ramping up our efforts to not just meet our current customer demand, but the coming demand indicated by our pipeline. It made sense to keep this campaign live a little bit longer, and we expect it will be concluded in significantly less time than the full 90 days.

Angela C. 27 INVESTMENTS INVESTED 18 days ago
@Joseph H. You seem incredibly knowledgeable and I appreciate your research. Thank you for asking what I wouldn't know to ask. This is not my area of expertise however I am extremely excited that I invested.

Allen S. SE OWNER 27 INVESTMENTS INVESTED 18 days ago
Is MSBAI extending for 90 days at the same valuation?

Allan Grosvenor - MSBAI 18 days ago
Thanks for your important question Allen! With all the new business and momentum we have achieved lately, we expect to close out this current campaign very soon. We stand by our projections, and we are very excited about what this means for our investors like you.

Joseph H. 24 INVESTMENTS INVESTED 22 days ago
Thanks for your answer! It's great being part of an enterprise that still remains ahead of the curve!

Joseph H. 24 INVESTMENTS INVESTED 24 days ago
Hi Allan,
I read the below that indicated that there is a major move among AI companies to more or less democratize AI expertise so that AI knowledge becomes not only free to many but also accessible. If this is the case, how would this impact the sales ability and future of GURU:

There is an effort lead by top tech companies to share AI experience. This includes free datasets, free state-of-art neural networks pre-trained on huge datasets using very expensive hardware. There is also kaggle and other resources where a lot of companies and enthusiasts share their experience/results free or on a commercial basis. Not to mention AWS and Google Cloud AI solution marketplace.

Allan Grosvenor - MSBAI 24 days ago
Great question Joseph! In fact, the Artificial Intelligence field has been moving at a fast pace for a decade already and there has been more and more available in open source every year. In this video https://youtu.be/WIaZxmovbRY we demonstrated our multi-framework AutoML system that utilizes six different open source systems that only came into existence during the last few years - we routinely build/train/optimize new machine learning models automatically that we used to construct manually.
We also use a broad range of encoder/decoder transformers and generative pre-trained transformers from open source. We purposefully built GURU to be modular in a manner that enables us to use the best tools/libraries/frameworks and API to them as they become available. Another example of an area where we take advantage of this flexibility of GURU is with speech. It would be a massive disadvantage if we were limited to one speech technology. In addition to the speech interface we have our visual (point&click/tap) interface, and we have intentionally architected the system so that we convey commands from any interface through the same core system, but adapt inputs from/outputs to different interfaces (GURU has it's own 'language' that it communicates natively in, and we have 'translators' we build to translate to and from different types of interfaces) so we can continue to offer GURU users updated interface options to increase the power of their user experience. We have already been working on making AR one of the next such interfaces, and in general we have been researching the best way to adopt XR for GURU users (from immersive visual to even haptics)
The key here is to understand the difference between the GURU system, and the elements that it connects to. GURU is an autonomous system that is able to learn how to set up and run complicated simulation software for an untrained user, and it does that quickly. GURU has a highly specialized hierarchical Artificial Intelligence system that enables it to do this. While others have open sourced more and more powerful AI resources, these are building blocks that accomplish some elements of the entire process that GURU does. To achieve what GURU does to learn how to run complicated end-to-end procedures and adapt and make decisions for simulation workflows requires deep domain knowledge and experience in: end-user engineering applications, Simulation (for instance, computational physics), High Performance Computing, as well as Artificial Intelligence (and multiple areas including both symbolic and geometric intelligence, and several specialty areas under those categories). We have used our deep domain experience in each of these disciplines to architect and build the comprehensive GURU system.
These resources you've talked about help us move faster, and don't represent competition whatsoever. We are thrilled to be part of such an exciting research community that is moving so fast!

Jeffrey K. 4 INVESTMENTS INVESTED a month ago
Are investors still able to contribute on 4/20/21 for the current offering, or is the deadline the previous date (4/19)? I am just planning ahead as I allocate funds to different companies within my investment portfolio.

Allan Grosvenor - MSBAI a month ago
Hello Jeffrey, please note that we are expecting to end this campaign soon. Today, our campaign page states 13 days left, so April 20th should still be available for you. Thanks for your interest! Our team is extremely motivated by the surge in investment interest lately!

---

bill d. 14 INVESTMENTS INVESTED a month ago
Was this part of the AFWERX program?

Allan Grosvenor - MSBAI a month ago
Yes indeed Bill, we have AFWERX and AF Ventures to thank! Here's an article about the exciting program!
https://breakingdefense.com/2020/12/air-force-plans-first-digital-engineering-pitch-day/

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

GURU for Computer Aided Engineering

Ally, what's up with the silence.

Yoyodyne is a mess. I have so many projects behind schedule. Like, for example, my flight design is stalled because the aero expert doesn't have any time to run simulations for me.

He's just overloaded.

Everybody is. We consistently have projects that are tens of thousands of dollars over budget, weeks behind schedule, all because we have to wait for the availability of somebody in the organization.

Yeah, I've been there.

Hiring contractors isn't the answer because I have to take more time to teach them how do to things which adds more fees and it's just killing the budget.

Yeah, it would be a lot easier if you could just run it yourself, right?

Well, yeah, but I don't really have the expertise to do that.

Have you heard of guru?

No, what's that?

Well, it's an agent based hybrid artificial intelligence platform that enables generalists to perform expert tests. Just think of guru as the ultimate engineering AI assistant. Try this. It's going to change your life.

Guru, I need to run a new simulation.

No problem. Tell me some basic details about the model and conditions you require.

This is a flight configuration. It's the CRM geometry flying transonic.

All right. At this transonic regime, we'll want to robust and fast compressible flow solver and an unstructured hex mesh for this geometry. I recommend New Mech's fine open solver.

Sure, that makes sense. Numeca's good.

All right. I'll need the mach number and angle of attack you'd like fly please. Let me know what kind of grid resolution you want too.

Let's try a course grid, say, six million cells. The mach number is 0.87 and the angle of attack is seven degrees and I need this fast.

Okay, I am selecting the grid to be six million cells and I'll set the mach number to 0.87 and angle seven degrees. I have queried your database of authorized systems and the fastest one available was the Oak Ridge Leadership computing facilities' Titans Super Computer. Opening a Titan session. Stand by.

Whoa.

Okay, I have a session open on Titan for the compute job and another session on the radio cluster to give you visual access to the dashboard. I'm constructing a new project file, engaging convergence robustness agent. Engaging parallel compute agent. All right, I have predicted the best solve for settings to converge this simulation and I'm distributing it in parallel over 80 compute notes and utilizing both CPU and GPU resources staging the parallel job that's starting up now.

The compute job is running. You can monitor traces in the field evolution in your dashboard session. You will see this in a moment.

Okay, I'm going to come back and check on this job later. Let me know the status.

Will do. I'll send out the regular notice and add it to your dashboard's summary.

You know, that's the first time I have used a super computer before. This is a game changer for designers.

I'm super excited about it. I couldn't wait to show you. Msbai is solving so many problems with the brand new Guru technology, is it's creating a new industry.

So let me get this straight. I just have to give Guru the most basic information, then it goes off and orchestrates the entire workflow and batches it off to a remote HBC system?

Yep, that's what Guru does.

Check it out. Your job is done and Guru just sent you a summary report.

So how does it work? I mean, it's amazing.

Yeah, there's some serious technology in there. Guru is an agent based hybrid intelligence platform. Each agent performs a task in your workflow and they don't need too much data to train.

So it's not just a chatbot? It's not just an expert system?

No, not at all.

So how is it different from the ones that they use for searches, changing the channel and internet purchases?

There is a good reason why you can't ask those to do serious engineering. The Msbai team have been using AI and super computers across multiple disciplines like energy and aerospace for years. It was like living in the future and that's how they thought up Guru.

Guru is really a big deal. This is the future of work, right?

Oh yeah, the platform enables you to work from anywhere and give people who have never been able to use high performance computing, a way to do it easily. It's going to upscale the world.

You know there are only a handful of people at YoyoDyne who use HPC on a regular basis and now I just do it using Guru. I'm going to be able to run my entire aerodynamic performance and control database for this vehicle designed by myself. I feel like I have just jumped 10 years into the future.

Oh, yeah, you just got a serious upgrade.

Guru. Msbai.

GURU for industrial Energy Efficiency and management

Does Guru only work with voice control?

No, it's a very handy option, particularly on the go. You can just use the simple point and click too. Here, I'll show you. You said you had multiple projects behind schedule.

Well, I've been tasked with searching for a cost savings for our manufacture and operations.

Oh my god, that's perfect. Okay, so I'm going to show you the energy efficiency capability. Tap twice for voice or tap once for point and click. About a third of the energy in the US is used by the industrial sector, but very little has been done to implement energy efficiency there.

Wow, we could save a lot of money using this.

There's so many variables effecting the plant. Operators are usually apprehensive to consider that there might be an improved way to run it. With Guru, you're running optimization of the overall system cost and you're comparing scenarios to ensure you maintain productivity and minimize impact on workers. You can see the predicted impacts and savings and make informed choices before you decide to make any other changes.

Well, I can tell you why we haven't been able to do it. We have to focus on manufacturing our own parts. Nobody at the plant is tasked with doing this. Well, until me, but I don't have the years of expertise in energy efficiency.

You're not alone. The entire industrial sector is behind. I was just reading reports from DOE and CC that said that there aren't nearly enough energy efficiency experts, and that something has to change to address the problem.

Like Guru?

It's pretty easy to set yourself up to audit your plant and to generate options. Guru learns your previous selections and preferences, so I'm just going to jump through these options here and have one of the plants characterized.

Oh, nice.

This is a basic external map of the plant. Then here, you can automatically classify the exterior. You can add drawings of the manufacturing floor. Then here, we're selecting machinery. This is where you enter the machines schedules. Now Guru will generate a process model. Here's where we start generating recommendations. Look, Guru has just found options.

Oh, that's the load shifting example you were talking about.

Right, it will take you through the lower hanging fruit. It will also get you through connecting more metering, and then start recommending maintenance and upgrades.

I love it how it takes you through this checklist. It also helps you avoid forgetting steps in the process.

Yeah, to address the massive number of plants like yours, this is really the tool people need. Otherwise, it's just too cumbersome and expensive.

It's connecting to HBC again for this?

Yeah, I love it. It's running thin on a device and pushing any of the heavy calculations seamlessly to external systems. For instance, it'll check availability of cloud services, and it'll check the rates to choose what it [inaudible 00:03:45] to you.

I can't believe we can do all this sitting at the beach.

Yeah, and when you're in a plant, you can go around and photograph equipment. It will classify them and add them to the process model. Then when you get past phase one, you can start connecting metering and IOT to get dynamic data.

I like that step-by-step assistance. I love that it's constructing the models and comparing different scenarios.

There's a major need for operational flexibility. This kind of intelligence system is essential to managing the thousands of devices. I mean, you have electrical loads, thermal loads, season variations, and now it's becoming necessary to manage micro grid power on [storage 00:04:29] too.

Oh, right, with all the airports and ports expansions, the new demand for electric cars, solar and wind and all the data from meters and green button.

Mm-hmm (affirmative). Yeah, Guru is needed by pretty much everybody, the utilities, the plants, the rate payers, everybody.

Guru. MSBAI.

<u>**GURU Technology**</u>

It would be a lot easier if you could just rent it yourself right?

Well yeah. But I don't really have the expertise to do that.

Have you heard of Guru?

No. What's that?

Well, it's an agent based hybrid, artificial intelligence platform that enables generalists to perform expert tasks. Just think of Guru as the ultimate engineering AI assistance.

Just thinking about how much work I'm going to get done with Guru, it's overwhelming.

It really is a big deal. You know why this is happening now?

Well this whole thing leverages HPC in a way that I've never seen before.

Yeah. Just think about it. Like this phone I'm holding, two decades ago the most powerful super computers were doing hundreds of gigaflops. That's what these phones can do today. Desktops can do a couple of terabytes. Well back then, if you asked most engineers if they could use a super computer, they'd tell you the idea was ridiculous, but here we are.

I gotcha. So Guru bridges the gap of expertise to today's super computers. Like not just terascale, but petascale too.

Exactly. And Guru is going to be essential to using the new coming exascale systems. It's so much power that in order to make the best use of it, you need this kind of comprehensive intelligence system.

This is pretty revolutionary for humanity right? I mean for people who don't have the expertise to be able to access this kind of compute power like that? All of a sudden.

Yeah. And is creating a new industry. A radical leap in a number of engineers, regularly using HPC. We're going to invent and discover so much with Guru.

So how is it different from the ones that I use for searches, changing the channel and internet purchases?

There's a good reason why you can't ask those to do serious engineering. The MSBAI team have been using AI and supercomputers across multiple disciplines like energy and aerospace for years. It was like living in the future. That's how they thought up Guru.

Okay. You were saying Guru is agent based. Can you explain more about that?

Oh yeah. It's super important. Think about a baby when it's born and it opens her eyes for the first time and starts recognizing things around her. In the case you can think of it like having a vision agent and an object detection agent. Later when the baby starts stumbling around and eventually starts walking, you can think of that like having an upgrade to add a walking agent.

Leave it to Betty to explain AI based on an infant.

Hey. You get it now don't you? Now think about the air example like CFD. You will have a geometry preparation agent, a grid generation agent. You'll have an agent for setting up the job and choosing the best solver parameters. You'll have an agent dedicated to setting up parallel computations for HPC, et cetera. All of these agents interact and collaborate together to perform the larger task work flow. As more agents are added to the system, Guru becomes geometrically more capable of doing more for you.

Got it. The agents are connecting my device to remote cloud services and HPC like a client server mode right?

Yep. Exactly.

Okay. I understand that. But what did you mean when you said this is hybrid intelligence?

Also super important. So if this was purely a role based logical system, it wouldn't be able to make enough problems specific decisions. And if this was purely a machine learning geometric system, it would have to use a massive amount of training data to learn rules that are already known. So neither work in isolation, which is why the assistants you use to buy tickets or check the weather can't do this. And you've never heard of anything like Guru before.

Okay. So what your drawing shows that it's literally a hybrid of both the rules based hierarchy, or a tree. Then it invokes a machine learning model when it needs to make problem specific choices or predictions?

Yeah, that's right. The Guru agents are built with a hybrid of both so that the best practice rules in physics can be baked in. And it can also make problem specific predictions.

So is it a gradient boosted tree?

Oh, very good. Actually I'll sometimes use that kind of algorithm. But the strength of Guru is that it's using a collection of logical approaches. Also it's able to apply different machine learning algorithms based on the particular task.

GURU Campaign

In last year, there've been videos circulating on social media of people, confined to wheelchairs, putting on exoskeletons and standing and walking for the first time. GURU is augmenting the human to be able to innovate like they've never been able to do before. Our goal is to create the ultimate engineering AI assistant like Jarvis in the Iron Man movies.

Imagine you have an idea for a brand new invention. What tools would you need? I made a robotic arm out of AC motors, and I used to blow the breaker box in my parents' house a lot. When I subsequently discovered what an engineer is and the fact that I could do that as a full time job, I was in.

Our team has 20 years of experience each developing new technologies in energy, aviation, and space launch for organizations like the Department of Energy, DARPA, and NASA. We use supercomputers to invent new technologies that would be impossible to achieve without them. We came up with ways to build intelligence and automation into entire end to end engineering workflows, and in the process, we realized we could build a system that would enable non-experts to harness the power of high performance computing, which today can be purchased from commercial vendors like Google Cloud, Amazon web services, and many others.

I have personally led projects that have used more than $100 million supercomputer hours. There are only about thousands of people in human history that have had that amount of super computer access, and when you are lucky enough to have that kind of computer access, it's like living in the future. Small and medium-size enterprise businesses in the United States are the backbone of the economy. These are the companies that have the latest Steve Wozniak and Steve Jobs, with all the ideas.

There are hundreds of thousands of small companies developing new products and doing manufacturing. Many times, a small engineering team will only have access to a fraction of the expertise or the best tools that exist in order to develop their new idea. Human kind has the knowledge to do all these things, but small teams can't afford to take years to go and get training on 100 or 1000 skills. Well, today, it's possible to build enough expertise into the computer so GURU can deliver these capabilities as a service.

We're putting enough expertise on the computer that we're enabling 92% of SMEs who have been prohibited from using the best tools and high performance computing to, all of a sudden, do it for the first time.

GURU, I need to run a new simulation.

Engaging convergence. Robustness agent. Engaging parallel compute agent.

The engineer communicates with GURU either by voice or by a simple point and click commands, and then GURU makes decisions about what tools it will use, and starts running the workflow, and then returns summarized results in an easy to use format, back to the engineer. There are 250,000 of these companies in the United States that should be using GURU. We've identified 25,000 of those that we could be selling GURU to today.

The GURU Platform enables us to build hybrid intelligence agents to conduct each engineering task in the workflow and serve them to your device in a client server mode, taking advantage of the new 5G networks. One of the applications we're really excited about addresses the expertise barrier to conserving energy, and we think this is going to be important to deploy in the fight against climate change.

I love it how it takes you through this checklist.

I will talk to vendors and each one will tell me maybe they have 200 customers, maybe they have a thousand customers. I'll ask them, "Why don't you have 10,000 customers? Why don't you have 100,000 customers?" Every single one tells me the tools are too hard to use and it's too expensive.

These are all customers who were not previously using the tools or cloud computing services because they didn't know how to. All of a sudden, we are bringing all these customers to them. That's why they are going to become our channel partners and help us sell it.

I predicted the best solver settings to converge this simulation, and I'm distributing it in parallel over 80 compute notes and utilizing both CPU and GPU resources.

GURU can achieve scalable revenue by reaching all these underserved customers and dramatically increase the market size by enabling these new entrance to participate through GURU subscription and by orchestrating the payments. Our goal with the deployment of GURU is to enable an explosion of new innovation and really expand energy conservation.

We want you to join us in our endeavor to bring GURU to market. Together, we are going to get up out of our chairs and run toward the future.

Oh, yeah. You just got a serious upgrade.

GURU.

MSBAI.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:29 PM 11/28/2018
FILED 07:29 PM 11/28/2018
SR 20187858097 - File Number 6419639

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

microsurgeonbot Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "IV" so that, as amended, said Article shall be and read as follows:

A portion (1,000,000) of the total original 10,000,000 common stock shares will be converted to Class B Non-Voting shares. The corporation shares are now:
9,000,000 common stock shares, and 1,000,000 Class B Non-Voting shares.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of November, 2018.

By: Allan Grosvenor
Authorized Officer

Title: CEO

Name: Allan Grosvenor
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:22 PM 05/22/2017
FILED 04:22 PM 05/22/2017
SR 20173848553 - File Number 6419639

CERTIFICATE OF INCORPORATION

OF

MICROSURGEONBOT INC.

ARTICLE I

The name of the corporation is microsurgeonbot Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is The Company Corporation.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Allan D. Grosvenor
microsurgeonbot,
2355 Westwood Blvd., Suite 961
Los Angeles, CA 90064

Executed on May 21, 2017.

E-signed using Clerky ([illegible])

Allan D. Grosvenor

Allan D. Grosvenor, Incorporator